Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


                           [FRANCO-NEVADA LETTERHEAD]



                                                               November 14, 2001

Dear Shareholders:

Today we announced a proposal to merge Franco-Nevada with Newmont Mining and Normandy Mining to create the number one gold company in the world. The attached information provides the highlights of this transaction. The resulting company will be:

o        #1 in gold reserves (97 million ounces)
o        #1 in gold production (8 million ounces per year)
o        #1 in leverage to gold among the majors with a "no-hedging" philosophy
o        #1 in trading liquidity
o        #1 in EBITDA

Since we co-founded Franco-Nevada in 1982, we have consistently shared the goal of maximizing shareholder value. As Franco-Nevada's largest individual shareholders, we are committed to continue doing just that. We believe in gold and this transaction will give our new company the greatest leverage to gold possible. Our new roles will be Pierre as President of the merged company and Seymour as Chairman of the merged company's Merchant Banking unit.

In the proposed transaction, Franco-Nevada shareholders will receive for each Franco-Nevada share their choice of 0.80 of a Newmont share or 0.80 Canadian exchangeable share (which will then be exchangeable for 0.80 of a Newmont share). This is intended to be a tax-free rollover for Canadian and US shareholders and the exchangeable shares will trade in Canada and are intended to qualify as Canadian property. The implied price of the deal is C$28.36 per Franco-Nevada share or 22% above yesterday's share price. We expect some temporary weakness in the stock while arbitrageurs take positions. We believe with an improvement in the gold price, Franco-Nevada's resulting share price will be substantially higher than it would be on a stand-alone basis.

Franco-Nevada shareholders initially will own approximately 32.5% of the combined company's common and exchangeable shares. On a per share basis, Franco-Nevada shares will have more than 3 times the attributable reserves and gold production. This transaction will be immediately accretive to Franco-Nevada's cash flow per share and substantially accretive to headline earnings at higher gold prices. Approximately 70% of reserves and production for the combined company will be from North America and Australia. The merged company intends to continue our policy of remaining financially strong and will adopt a "no-hedging" philosophy with respect to gold.

We expect to be sending you a management information circular for a special shareholders' meeting expected to take place early next year. Please take time to review the enclosed information and the circular that will follow. In the meantime, accept our thanks for your continued support as Franco-Nevada enters a new and exciting stage.

Sincerely,

 /s/ Seymour Schulich                        /s/ Pierre Lassonde
Seymour Schulich                            Pierre Lassonde
Chairman and Co-CEO                         President and Co-CEO

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

SAFE HARBOR STATEMENT
--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's foreign filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

NEWMONT + NORMANDY + FRANCO-NEVADA =


THE NEW GOLD STANDARD FOR THE 21ST CENTURY


[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]



                                        Summary version of the November
                                        14, 2001 joint corporate presentation.
                                        The full presentation can be found at
                                        www.franco-nevada.com

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

NEWMONT + NORMANDY + FRANCO-NEVADA =
THE NEW GOLD STANDARD FOR THE 21ST CENTURY

--------------------------------------------------------------------------------

THE NEW GOLD STANDARD
--------------------------------------------------------------------------------

        * # 1 in reserves                    * Balance sheet strength

        * # 1 in gold production             * Low cash costs

        * # 1 in leverage to gold            * Balanced political risk

        * # 1 in trading liquidity           * Management Strength

        * # 1 in EBITDA                      * "No Hedging" philosophy

                                             * U.S. domicile




SUMMARY TRANSACTION OVERVIEW
--------------------------------------------------------------------------------

NORMANDY TRANSACTION

o 0.0385 Newmont shares per Normandy share, plus A$0.05 per share cash payment upon 90% acceptance

   - Implied offer price per share of A$1.70 based on closing stock prices and the A$ exchange rate on Tuesday, November 13

   - Premium of 21% over AngloGold's implied offer price

   - 50.1% minimum acceptance condition

   - Normandy shareholders to own 18% of Newmont pro forma

   - Tax free with 80% tender

   - Newmont to seek listing on ASX

FRANCO-NEVADA TRANSACTION

o  0.8000 Newmont shares or Canadian exchangeables per Franco-Nevada share

   - Implied price of C$28.36

   - Premium of 22% over Franco-Nevada's market price prior to announcement

   - Franco-Nevada shareholders to own 32% of Newmont pro forma

   - Exchangeables are tax free

   - Exchangeables to trade on Toronto Stock Exchange

EXPECTED $70-$80 MILLION ANNUAL AFTER-TAX SYNERGIES IN FIRST FULL YEAR RECOMMENDED AND SUPPORTED BY ALL THREE BOARDS OF DIRECTORS
19.9% OF NORMANDY SHARES ALREADY COMMITTED TO THE NEWMONT BID

  -------------------------------------------------------------------------
 |  For futher information about Newmont, Normandy, Franco-Nevada          |
 |     and this transaction, including the complete presentation, go to    |
 |       www.newmont.com, www.normandy.com.au or www.franco-nevada.com.    |
  -------------------------------------------------------------------------

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

THE NEW GOLD STANDARD FOR THE 21ST CENTURY
--------------------------------------------------------------------------------
o  THE NEW INDUSTRY LEADER
--------------------------------------------------------------------------------


[Graph]
2001E PRODUCTION (MM OZ.) v.
ENTERPRISE VALUE (US$ MILLIONS)
 -------------------
|  Size of circles  |
|  proportionate to |
|  reported gold    |
|  reserves         |
 -------------------

                                   2001E Production          Enterprise Value

Gold Fields       [Medium Circle]        3.7 MM oz.             2,075.7  million

Placer Dome       [Small Circle]         2.9 MM oz.             4,120    million

Anglo Gold        [Medium Circle]       7.04 MM oz.             4,500.6  million

Barrick/Homestake [Medium Circle]        6.1 MM oz.             8,469.7  million

Newmont PF (1)    [Large Circle]         8.2 MM oz.             9,800    million





o  LARGEST GLOBAL LAND POSITION
--------------------------------------------------------------------------------

                                   [World Map]

        [North America]    NEVADA 34MM OZ. RESERVE BASE
                           ----------------------------

        [South America]    YANACOCHA 19MM OZ. RESERVE BASE
                           -------------------------------

        [Australia]        WESTERN AUSTRALIA 14MM OZ. RESERVE BASE
                           ---------------------------------------

                           Tanami 3mm oz. reserve base


        [Indonesia]        Batu Hijau 7mm oz. reserve base


                   TOTAL OF 94,000 SQ. MILES (244,000 SQ. KM)
                     3 MAJOR GOLD REGIONS = 86% OF RESERVES


o  COMPANY SUMMARY
--------------------------------------------------------------------------------

                                                                    FRANCO-
                                          NEWMONT      NORMANDY     NEVADA       NEWMONT PF

Local currency share price (11/13/01)     US$22.25     A$1.44       C$23.30
Diluted shares outstanding (millions)       197.0      2238.2        160.4

MARKET VALUE OF EQUITY                    $4,383       $1,677        $2,326
(US$ MILLIONS)


Reserves (MM oz.)                            66.3        26.4         4.4(1)      97.1 (1)
LTM production (MM oz.)                       5.8         2.4         0.3(1)       8.6 (1)

LTM cash costs ($/oz.)                        179         160         228(1)       175 (1)
LTM total costs ($/oz.)                       209         224         291(1)       217 (1)




o  PRO FORMA CREDIT STATISTICS
--------------------------------------------------------------------------------



                                   NEWMONT       NORMANDY        FRANCO-NEVADA      NEWMONT PF (2)
-------------------------------------------------------------------------------------------------
Cash and equivalents                   $98         $207              $547                 $716
Total debt                           1,282          700                 0                1,982
Minority interest                      231           41                 0                  271
Book equity                          1,460          532               964                5,539
                                   --------------------------------------------------------------
Net book capitalization              2,874        1,067               417                7,077 (4)


Net debt/net book capitalization (3)   41%          46%             (131%)                  18%
Net debt/LTM EBITDA                   2.1x         1.8x             (4.5x)                 1.3x

<F1>
1  Reflects proportional 49.5% ownership of Echo Bay
2  Net of transaction adjustments
3  Net book capitalization defined as net debt plus minority interest plus book equity plus preferred stock
4  Newmont PF book capitalization reflects Newmont's acquisition of Normandy and Franco-Nevada, Normandy capitalization pro forma for the anticipated deconsolidation of Australian Magnesium Corporation and the acquisition of Otter Mines by Normandy NFM

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

THE NEW GOLD STANDARD FOR THE 21ST CENTURY
--------------------------------------------------------------------------------
o  # 1 IN RESERVES
--------------------------------------------------------------------------------

                                   [Bar Graph]
                                    RESERVES

                                                             Million oz.

        [American flag]             Newmont PF (1)              97.1

        [South African flag]        AngloGold                   87.6

        [South African flag]        Gold Fields (2)             79.0

        [Canadian flag]             Barrick/Homestake (3)       76.4

        [Canadian flag]             Placer Dome                 47.0


o  # 1 IN PRODUCTION (4)
--------------------------------------------------------------------------------

                                   [Bar Graph]
                                2001E PRODUCTION

                                                             Million oz.

        [American flag]             Newmont PF (5)              8.2

        [South African flag]        AngloGold                   7.1

        [Canadian flag]             Barrick/Homestake           6.1

        [South African flag]        Gold Fields                 3.7

        [Canadian flag]             Placer Dome                 2.9



o  SIGNIFICANT CAPITAL MARKETS SCALE
--------------------------------------------------------------------------------

                                   [Bar Graph]
                              ENTERPRISE VALUE with
                            Market Value and Net Debt

                                      Market Value                Net Debt

[American        Newmont PF (6)      $8.125 billion             $1.59 billion
flag]

[Canadian        Barrick/Homestake   $8.417 billion             $0.0527 billion
flag]

[South African   AngloGold           $3.636 billion             $0.864 billion
flag]

[Canadian        Placer Dome         $3.678 billion             $0.426 billion
flag]

[South African   Gold Fields (2)     $2.043 billion            $0.1716 billion
flag]


o  SUBSTANTIAL TRADING LIQUIDITY
--------------------------------------------------------------------------------



AVERAGE DAILY TRADING VOLUME (7)


                                   [BAR GRAPH]


[AMERICAN FLAG]                Newmont PF (8)             $62 million

[CANADIAN FLAG]                Barrick/Homestake (9)      $58 million

[CANADIAN FLAG]                Placer Dome                $33 million

[SOUTH AFRICAN FLAG]           AngloGold                  $15 million

[SOUTH AFRICAN FLAG]           Gold Fields                $7  million




1  Includes reserves of 66.3 mm oz. for Newmont, 26.4 mm oz. for Normandy,
   2.2 mm oz. of equivalent reserves for Franco-Nevada and 2.2 mm oz. of reserves to reflect Franco-Nevada's 49% ownership of Echo Bay
2  Pro forma for acquisition of WMC gold assets
3  SEC Filing of Nov 9, 2001
4 Pro forma for the acquisitions, Newmont will account for approximately 9% of global gold production (Gold Fields Mineral Services)
5 Newmont includes production attributable to Franco-Nevada's share of Echo Bay. Source: most recent public filings
6 Enterprise values as of 11/9/01; Newmont PF reflects the sum of Newmont, Normandy and Franco-Nevada market values excluding the value of Franco-Nevada's 19.9% stake in Normandy
7  Average daily trading volume for the six-month period ending Nov 9, 2001
8 Newmont PF calculated by adding the volumes of Newmont, Normandy and Franco-Nevada
9 ABX/HM combined average daily volume presented is for the six months prior to their merger announcement given substantial post-announcement arbitrage activity

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

THE NEW GOLD STANDARD FOR THE 21ST CENTURY
--------------------------------------------------------------------------------
o  STRONG BALANCE SHEET AND FINANCIAL FLEXIBILITY
--------------------------------------------------------------------------------



NET DEBT/NET BOOK CAPITALIZATION (1)


                                  [BAR GRAPH]


[CANADIAN FLAG]                    Barrick/Homestake           1 %

[SOUTH AFRICAN FLAG]               Gold Fields (2)             17%

[AMERICAN FLAG]                    Newmont PF (3)              18%

[CANADIAN FLAG]                    Placer Dome                 24%

[SOUTH AFRICAN FLAG]               AngloGold                   41%



o  LOW CASH COSTS
--------------------------------------------------------------------------------

CASH COSTS (4)

                                   [BAR GRAPH]


[CANADIAN FLAG]                   Placer Dome                    $157/oz.

[CANADIAN FLAG]                   Barrick/Homestake              $159/oz.

[AMERICAN FLAG]                   Newmont PF (5)                 $175/oz.

[SOUTH AFRICAN FLAG]              AngloGold                      $192/oz.

[SOUTH AFRICAN FLAG]              Gold Fields                    $196/oz.



o  LARGEST UNHEDGED RESERVE BASE
--------------------------------------------------------------------------------

UNHEDGED RESERVES


                                  [BAR GRAPH]


                                               Increasing gold exposure
                                               as hedge book is
                                               unwound

[AMERICAN FLAG]        Newmont PF (6)    $84.9 million oz.  12.2 million oz. (7)

[SOUTH AFRICAN FLAG]   Gold Fields       $78.8 million oz.

[SOUTH AFRICAN FLAG]   AngloGold         $71.3 million oz.

[CANADIAN FLAG]        Barrick/Homestake $54.3 million oz.

[CANADIAN FLAG]        Placer Dome       $41.0 million oz.



o  SUBSTANTIAL LEVERAGE TO GOLD
--------------------------------------------------------------------------------

ESTIMATED INCREASE IN ANNUAL PRE-TAX CASH FLOW FROM US$25 INCREASE IN GODL PRICE(8)


                                  [BAR GRAPH]


[AMERICAN FLAG]                 Newmont PF              $162 million

[SOUTH AFRICAN FLAG]            Gold Fields             $90 million

[SOUTH AFRICAN FLAG]            AngloGold               $39 million

[CANADIAN FLAG]                 Placer Dome             $36 million

[CANADIAN FLAG]                 Barrick/Homestake       $25 million


1 Net book capitalization defined as book value of equity plus net debt plus minority interest and preferred stock; as of Sept 30, 2001
2  Pro Forma for acquisition of WMC gold assets
3 Newmont PF book capitalization reflects Newmont's acquisition of Normandy and Franco-Nevada, Normandy capitalization pro forma for the anticipated deconsolidation of Australian Magnesium Corporation and the acquisition of Otter Mines by Normandy NFM
4  For the latest twelve months ended Sept 30, 2001
5  Inclues proportional costs for 49% ownership in Echo Bay
6  Includes attributable reserves of Franco-Nevada and Echo Bay
7  Total Newmont PF committed ounces, excluding Echo Bay
8  US$25 x unhedged 2001E production for a gold price increase from $275 to
   $300

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LTD. LOGO]
[NORMANDY MINING LIMITED LOGO]

THE NEW GOLD STANDARD FOR THE 21ST CENTURY
--------------------------------------------------------------------------------
o  UPSIDE POTENTIAL
--------------------------------------------------------------------------------


ADJUSTED ENTERPRISE VALUE PER PRODUCTION OUNCE (1)
$US

[Bar graph

Barrick/Homestake:      $1,356.90
Newmont PF:             $1,118.80]


ADJUSTED ENTERPRISE VALUE PER PRODUCTION OUNCE(1)
$US

[Bar graph

Barrick/Homestake:      $107.00
Newmont PF:              $97.70]

PRICE/LTM CFPS(2)

[Bar graph

Barrick/Homestake:      11.70x
Newmont PF:             10.80x]



o  WHY GOLD IS GOING UP
--------------------------------------------------------------------------------
o  PRODUCER HEDGING IS DECREASING (4)

[Bar graph]
1992: 135   tonnes of gold
1993: 142   tonnes of gold
1994: 105   tonnes of gold
1995: 475   tonnes of gold
1996: 142   tonnes of gold
1997: 504   tonnes of gold
1998: 97    tonnes of gold
1999: 506   tonnes of gold
2000: (10)  tonnes of gold
2001F: (30) tonnes of gold


o  SUPPLY IS DECREASING (4)


[Bar graph]


           Mine production     Official Sector    Old Gold     Net Producer    Implied Net
Year                               Sales            Scrap        Hedging       Disinvestment  Total

1997            2479                326             628           504            297          4,234
1998            2538                374           1,097            97              0          4,106
1999            2568                464             616           506              0          4,154
2000            2576                471             607             0            316          3,970
2001            2604                487             652             0            102          3,845


o  FINANCIAL DEMAND IS INCREASING
   DOW JONES INDEX/GOLD PRICE (1886-2001)

[LINE GRAPH SHOWING DOW JONES INDEX/GOLD PRICE FOR THE YEARS FROM 1886 TO 2001 (IN EIGHT YEAR INCREMENTS) STARTING WITH APPROXIMATELY 1.5 AND ENDING WITH APPROXIMATELY 36. THE FOLLOWING SPECIFIC POINTS WERE MARKED:

APPROX. YEAR : INDEX (US$/OZ)
1899 : 1.01
1926 : 18.40
1934 : 2.01
1966 : 28.28
1982 : 1.04
1996 : 41.67]



1 Newmont PF reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as of Nov 9, 2001 (adjusted enterprise value excludes Franco-Nevada's publicly traded equity interests in Aber Resources and Metallica)
2  Last twelve months as of Sept 30, 2001
3 Newmont PF includes attributable reserves and production of Franco-Nevada and Echo Bay
4  Source: GFMS data